C21 Investments Extends Warrant Term for One Year

VANCOUVER, May 27, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQB: CXXIF) today announced it has extended the time period for exercise of 2,794,746 warrants at a price of CDN$1.83 per share for one year.

The warrants were originally issued pursuant to a non-brokered private placement financing completed by the Company on May 29, 2019 (see news release dated May 29, 2019). The warrants were scheduled to expire on May 28, 2020; the new expiry date shall be May 28, 2021. All other terms and conditions of the warrants remain the same.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:

Skyler Pinnick

Chief Marketing Officer and Director

Sky.Pinnick@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Investor contact:

Michael Kidd

Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.